3025 Orchard Parkway San Jose, California 95134 USA +1 408.321.6000	www.tessera.com

November 23, 2016

Via EDGAR

Ms. Cecilia Blye

Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Tessera Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 22, 2016

File No. 0-50460

Dear Ms. Blye:

This letter responds to the letter dated November 1, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above listed filing by Tessera Technologies, Inc. (references to the “Company” or “Tessera” include any or all of Tessera Technologies, Inc. and its subsidiaries).

For your convenience, below we repeat the captions and comments contained in the Comment Letter in italics, and we set out our responses thereafter. Each comment is numbered to correspond to the numbers in the Comment Letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Form 10-K. All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K.

General

1.

You state on page 7 that since 2013 your customers accounting for at least 10% of your total revenues have included Samsung and Sony. We are aware of publicly available information indicating that these companies operate in Sudan and/or Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan, if any, whether through direct or indirect arrangements. You should describe any products, technology or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response: The Company confirms that, to its knowledge, it has no past, current or anticipated contacts with Sudan or Syria. It has no operations in, or other contacts with, Syria or Sudan and does not anticipate any future operations or contacts in these countries. In addition, the Company has, to its knowledge, not provided — directly or indirectly — any products, technology or services to Syria or Sudan and has had no agreements, arrangements, or other contacts with the governments of those countries or entities they control.

The Company’s business dealings with Samsung and Sony, as with its other customers, consist of the licensing of patents and/or technology pursuant to license agreements under which the customer pays royalties to the Company in exchange for the Company’s grant of the license. These agreements generally are not limited as to geographical scope. The Company understands that Samsung and Sony are reputable, worldwide businesses, but has no knowledge, or reason to know, of any nexus between such customers’ use of the Company’s licensed technologies and Sudan or Syria. The Company’s license agreements with Sony and Samsung do not require the customer to report geographical or other identifying information regarding the nature of the sales giving rise to royalty payments, and neither Sony nor Samsung have reported such identifying information to the Company. Thus, the Company has no information regarding, and no way to assess or identify, where Samsung or Sony products that incorporate the Company’s technologies are being sold. Nor does the Company generally have any way to assess or identify such information for its other customers, nearly all of whom operate under similar license agreements. Furthermore, the inclusion of a requirement in the Company’s license agreements to provide such information would be commercially unfeasible and inconsistent with common commercial practice by technology licensors such as Tessera.

In some cases, depending on the type of technology being licensed, the Company delivers know-how or software to its customers as part of the license agreement. The Company has not delivered any such know-how or software, or any other products, to persons, entities, or addresses within Sudan or Syria. Nor has the Company delivered any such items to persons or entities outside of Sudan or Syria with any knowledge, understanding, or intent that they will be further distributed within either of those countries.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: As described above, Tessera has, to its knowledge, no contacts with Sudan or Syria, and therefore is not aware of any such contacts that could be considered to be material in quantitative or qualitative terms.

*        *        *         *

Please feel free to contact me by telephone at (408) 321-6779, if you have any questions regarding this correspondence.

Sincerely,

/s/ Robert Andersen
Robert Andersen
Chief Financial Officer
Tessera Technologies, Inc.

cc:	Paul Davis, General Counsel, Tessera Technologies, Inc.

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